Internet Gold's Second Quarter Earnings Release Scheduled For August 3, 2010

Petah Tikva, Israel - July 29, 2010, Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), today announced that it will release its second quarter results on Tuesday, August 3rd, 2010, before the market opens. On the following day, August 4th 2010 at 09:00 a.m. EDT, management will host a teleconference to discuss the results.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0609 from other international locations.

The call will also be broadcast live through the company's Website, www.igld.co.il , and will be available for replay during the next 30 days.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its 76.6% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (30.43%) in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD.

For more information, please visit the following Internet sites:
  www.eurocom.co.il  www.igld.com  www.bcommunications.co.il/   www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620